                                                                   EXHIBIT 2.A.1


                       AMENDMENT TO TRANSACTION AGREEMENT

         This AMENDMENT TO TRANSACTION AGREEMENT ("AMENDMENT") is made this 22nd day of January 2001 between East Coast Power Holding Company L.L.C., a Delaware limited liability company ("SELLER"), ECTMI Trutta Holdings LP, a Delaware limited partnership ("TRUTTA"), Enron Corp., an Oregon corporation ("ENRON"), Mesquite Investors, L.L.C., a Delaware limited liability company ("BUYER"), and El Paso Energy Corporation, a Delaware corporation ("EL PASO"). Capitalized terms used, but not defined, herein shall have the meaning set forth in the Agreement (defined below).

         A. The parties hereto have entered into that certain Transaction Agreement dated December 18, 2000 ("AGREEMENT"), pursuant to which among other things Buyer shall acquire a 98.01% Sharing Ratio of the Company, Buyer Affiliate shall acquire a 0.99% Sharing Ratio of the Company and Seller shall have its interests in the Company reduced to a 1.0% Sharing Ratio, all on the terms and subject to the conditions set forth in the Agreement.

         B. While the parties have proceeded diligently and in good faith to effect the Closing, not all the conditions to Closing have or will be met by the End Date.

         C. The parties hereby desire to amend certain of the terms and conditions of the Agreement as provided herein.

         NOW, THEREFORE, for good and valuable consideration, the parties hereby amend the Agreement as follows:

                                    AGREEMENT

         1. CLOSING. Section 2.03(a) of the Agreement is hereby deleted in its entirety and replaced with the following:

                  "(a) Subject to the satisfaction of the conditions to the Initial Closing set forth in Article 6, the closing (the "INITIAL CLOSING") of the transactions contemplated by Section 2.01 of this Agreement shall take place at the offices of Vinson & Elkins L.L.P., 1001 Fannin, Houston, Texas 77002, on a Business Day no later than February 22, 2001 selected by Seller, provided that Seller gives Buyer notice of such Initial Closing Date at least one Business Day prior to such Initial Closing Date."

         2. CLOSING CONDITIONS.

                  (a) Section 6.01(f) of the Agreement is hereby deleted in its entirety and replaced with the following:

                  "(f) As of the Second Closing, the Company and ENA shall have entered into the Transition Services Agreement in substantially the form attached hereto as Annex 6.01;"

                  (b) Section 6.01(h) of the Agreement is hereby deleted in its entirety.

                  (c) The form of Transition Services Agreement attached as Exhibit A to this Amendment is hereby added as Annex 6.01 to the Transaction Agreement.

         3. END DATE. Section 7.01(b) of the Agreement is hereby deleted in its entirety and replaced with the following:

                  "(b) by either Buyer or Seller if the Initial Closing shall not have been consummated on or prior to February 22, 2001 or the Second Closing shall not have occurred by February 23, 2001 (each, the "END DATE"); provided, however, that Seller may not terminate this Agreement pursuant to this Section 7.01(b) if the Initial Closing shall not have been consummated by the End Date by reason of Seller's or Trutta's failure to perform in all material respects any of its respective covenants or agreements contained in this Agreement; and provided, further, that Buyer may not terminate this Agreement pursuant to this Section 7.01(b) if the Initial Closing shall not have been consummated by the End Date by reason of Buyer's or El Paso's failure to perform in all material respects any of their respective covenants or agreements contained in this Agreement;"

         4. EPME. All references in the Agreement and in any Annex thereto to EPME shall be deemed to refer to El Paso Merchant Energy, L.P., a Delaware limited partnership.

         5. FAILURE TO MEET CONDITIONS BY FEBRUARY 9, 2001. If the Initial Closing does not occur on or by February 9, 2001 due solely to a failure of the parties to satisfy the condition set forth in Section 6.01(g) of the Agreement (provided that such failure is not solely the fault of Enron or any of its Affiliates) and for no other reason, then Buyer shall promptly pay to Seller a nonrefundable deposit of $2,000,000, which amount shall either (i) be credited against any cash payments due from Buyer to Seller at Closing or (ii) be retained by Seller if the Agreement is terminated without the Initial Closing occurring due solely to a failure of the parties to satisfy the condition set forth in Section 6.01(g) of the Agreement (provided that such failure is not solely the fault of Enron or any of its Affiliates).

         6. SUCCESSORS AND ASSIGNS. This Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

         7. COUNTERPARTS. This Amendment may be executed by one or more of the parties in any number of separate counterparts, and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

         8. ENTIRE AGREEMENT. This Amendment shall constitute the entire agreement among the parties with respect to the subject hereof. All prior understandings, statements and agreements, whether written or oral, relating to the subject hereof are superceded by this Amendment, provided that all other terms and conditions of the Agreement not specifically amended hereby remain in full force and effect.

                         [SIGNATURES BEGIN ON NEXT PAGE]

         IN WITNESS WHEREOF, the parties have caused this Amendment to be duly executed individually or by their authorized representatives on the day and year first above written.

                                       EAST COAST POWER HOLDING COMPANY L.L.C.

                                       By: Joint Energy Development
                                           Investments II Limited Partnership,
                                           its Managing Member

                                       By: Enron Capital Management II Limited
                                           Partnership, its General Partner

                                       By: Enron Capital II Corp., its General
                                           Partner

                                       By: /s/ Joseph Deffner
                                           -------------------------------------
                                           Name:  Joseph Deffner
                                           Title: Managing Director


                                       ECTMI TRUTTA HOLDINGS LP

                                       By: Brook I LLC, general partner

                                           By: /s/ Joseph Deffner
                                               ---------------------------------
                                           Name:  Joseph Deffner
                                           Title: Managing Director


                                       MESQUITE INVESTORS, L.L.C.

                                       By: Chaparral Investors, L.L.C., its sole
                                           Member

                                       By: El Paso Chaparral Investor, L.L.C.,
                                           its managing Member

                                       By: El Paso Chaparral Holding Company,
                                           its sole Member

                                           By: /s/ John L. Harrison
                                               ---------------------------------
                                               Name:  John L. Harrison
                                               Title: Vice President and Senior
                                                      Managing Director

                                       EL PASO ENERGY CORPORATION

                                       By: /s/ Thomas G. Kilgore
                                           -------------------------------------
                                           Name:  Thomas G. Kilgore
                                           Title: Vice President


                                       ENRON CORP.

                                       By: /s/ Ben F. Glissan, Jr.
                                           -------------------------------------
                                           Name:  Ben F. Glissan, Jr.
                                           Title: Managing Director, Finance and
                                                  Treasurer

                                                                      EXHIBIT A


                      FORM OF TRANSITION SERVICES AGREEMENT

--------------------------------------------------------------------------------





                        CAMDEN POWER MARKETING AGREEMENT




                                     BETWEEN




                          EL PASO MERCHANT ENERGY, L.P.




                                       AND




                           MESQUITE INVESTORS, L.L.C.




                                   DATED AS OF

                                 OCTOBER 1, 2001



--------------------------------------------------------------------------------

                        CAMDEN POWER MARKETING AGREEMENT


                  THIS CAMDEN POWER MARKETING AGREEMENT (the "Agreement"), made and entered into this 1st day of October, 2001, by and between EL PASO MERCHANT ENERGY, L.P. ("Marketer") and MESQUITE INVESTORS, L.L.C., a Delaware limited liability company ("Mesquite"). Marketer and Mesquite are hereafter sometimes referred to individually as a "Party" and collectively as the "Parties."

                              W I T N E S S E T H:

                  WHEREAS, Camden Cogen L.P. (the "Company") owns a natural gas-fired combined cycle electric generation facility having a nominal capacity of approximately 143 MW located in Camden, New Jersey (the "Facility");

                  WHEREAS, Marketer is a power marketer engaged in the purchase, sale and marketing of electric energy and capacity;

                  WHEREAS, Marketer and Company have entered into the Camden Power Purchase/Sale Transaction Confirmation, dated as of the date hereof, pursuant to which Marketer has agreed to purchase Energy from the Company as provided therein (the "Camden Transaction Confirmation");

                  WHEREAS, Mesquite desires to induce Marketer to enter into the Camden Transaction Confirmation; and

                  WHEREAS, the Parties desire to set forth certain terms and conditions applicable to such management of the purchases and sales of the Power of the Facility pursuant to the Camden Transaction Confirmation.

                  NOW, THEREFORE, in consideration of the mutual agreements, covenants and conditions herein contained, the Parties agree as follows:

                                    ARTICLE I
                         DEFINITIONS AND INTERPRETATIONS

                  1.1 Definitions - Unless otherwise provided to the contrary in this Agreement, capitalized terms in this Agreement shall have the meanings set forth in Section 1.1 of Exhibit A.

                  1.2 Interpretations - Unless expressly provided to the contrary in this Agreement, this Agreement shall be interpreted in accordance with the provisions set forth in Section 1.2 of Exhibit A.

                                   ARTICLE II
                           PURCHASE AND SALE OF POWER

                  2.1 Marketing Obligation - Subject to the other provisions of this Agreement, Marketer shall be obligated to use all commercially reasonable efforts to schedule Power under the Camden Transaction Confirmation and to sell all of the available Power made available to it under the Camden Transaction Confirmation in a manner to maximize the net revenues obtained for the sale of such Power.

                  2.2 Terms and Conditions for all Sales - The terms and conditions applicable to sales of Power shall be in accordance with the provisions of the PJM Agreement and the contracts entered into by parties pursuant to the PJM Agreement for the sale of Power ("PJM Contracts"), as such agreement and contracts may change from time to time.

                      (a) Limitation of Liability - The Parties acknowledge that the market for the purchase and sale of Power is often a volatile and fluctuating market and that, despite use of commercially reasonable efforts, Marketer may not always obtain the maximum net revenues for the Power.

                  2.3 Negotiation of Bilateral Contracts - Marketer shall use all commercially reasonable efforts to identify opportunities for the sale of the Power purchased by Marketer from Company under the Camden Transaction Confirmation pursuant to Bilateral Contracts with third parties that Marketer believes would be on terms more favorable than selling the Power under short term arrangements. Depending on the term of the proposed Bilateral Contract, the Parties agree as follows:

                      (a) Long-Term Bilateral Contracts - With regard to any proposed Bilateral Contract with a term of three (3) months or more ("Long-Term Bilateral Contract"), Marketer shall submit such Long-Term Bilateral Contract opportunity to Mesquite for its review and approval. Marketer shall provide all information that is reasonably requested by Mesquite to assist in Mesquite's review and analysis of the opportunity. Without limiting the above, Marketer shall provide Mesquite the form of the Bilateral Contract to be entered into for the sale of the Power in accordance with such opportunity. Marketer shall provide such information and details regarding the Long-Term Bilateral Contract opportunity to Mesquite, to the extent possible, at least ten (10) days prior to the anticipated date of execution of the associated Bilateral Contract. If Mesquite approves the opportunity and the execution of the Bilateral Contract, then Marketer shall use all commercially reasonable efforts to enter into the Bilateral Contract substantially in the form of the Bilateral Contract submitted to Mesquite for its approval. If Mesquite does not approve the Long-Term Bilateral Contract opportunity or does not provide a response in sufficient time to permit the execution of the associated Bilateral Contract or Marketer is unable to enter into such Bilateral Contract following receipt of Mesquite's approval, then the sale of Power subject to such opportunity shall be made pursuant to the terms set forth in Section 2.2.

                      (b) Short-Term Bilateral Contracts - With regard to any proposed Bilateral Contract with a term of less than three months ("Short-Term Bilateral Contract"), Marketer shall use all commercially reasonable efforts to enter into a Bilateral Contract without the need to obtain the approval of Mesquite.

                      (c) Terms and Conditions of Bilateral Contracts - If Marketer is able to enter into either a Long-Term Bilateral Contract or a Short-Term Bilateral Contract, then the following terms and conditions shall apply to such sales of Power pursuant to this Section 2.3:

                          (i) Power Revenues - Each month Marketer shall pay
Mesquite Power Revenues equal to (A) until and including December 31, 2003, the product of (x) three thousand three hundred and forty dollars ($3,340.00) per MW and (y) 145 MW during the months of June through September or 150 MW during the months of October through May, as applicable, and (B) beginning January 1, 2004, all revenues from the sale of Power resold by Marketer pursuant to Bilateral Contracts or PJM Contracts equal to the amounts paid to Marketer pursuant to such Bilateral Contracts or PJM Contracts. Marketer may also provide Bilateral Contracts from the next day or forward markets to maximize trading margins. Notwithstanding the foregoing, all profits and losses from such transactions shall be taken into account in the computation of Power Revenues and Power Costs.

                          (ii) Power Costs - Each month Mesquite shall pay
Marketer Power Costs equal to (A) all amounts paid by Marketer to Company under the Camden Transaction Confirmation, (B) all other costs paid by Marketer to purchasers of Power under the applicable Bilateral Contracts or PJM Contracts or for the transmission of Power to the applicable delivery point under such Bilateral Contracts or PJM Contracts and (C) taxes or other charges paid by Marketer arising from the sale of Power.

                          (iii) Indemnification - Marketer shall indemnify and
hold Mesquite harmless for any costs, expenses, claims or liabilities incurred by Mesquite arising from or associated with the resale of Power pursuant to the Long-Term Bilateral Contracts and the Short-Term Bilateral Contracts as a result of Marketer's failure to perform in accordance with such contracts, except to the extent that Marketer's failure to perform in accordance with such contracts was the result of Company's failure to perform in accordance with the Camden Transaction Confirmation.

                  2.4 Alternative Structures - In addition to the sales made in accordance with Sections 2.2 and 2.3 above, Marketer shall use all commercially reasonable efforts to identify other opportunities to maximize the net revenues for Power. Without limiting the above, Marketer shall review and analyze the following other opportunities:

                      (a) fixed price arrangements or pricing that is tied in whole or in part to the market prices for the purchase of natural gas supplies for the Facility;

                      (b) the sale of Power pursuant to the terms of power pools other than PJM; and

                      (c) the use of financial derivatives to mitigate price volatility.

Marketer shall submit such other opportunities to Mesquite for its review and approval, which shall include Marketer's proposal regarding the terms and conditions that are applicable to such transactions, including, without limitation, any proposed sharing of the risks and benefits of such transactions.

                  2.5 Taxes - Mesquite shall reimburse Marketer for any taxes, fees or charges (other than an income tax or taxes, fees or charges that are recovered by Marketer in the PJM Contracts or Bilateral Contracts) which is levied by a governmental or regulatory body on the Power sold by Marketer under this Agreement. The Parties shall cooperate to obtain and to provide any available certificates of exemption or other evidence of exemption from taxes that might otherwise apply.

                                   ARTICLE III
                               POWER MARKETING FEE

                  3.1 Power Marketing Fee - In consideration of the power sales and management services, commencing on the Effective Date, Mesquite shall pay Marketer a power marketing fee ("Power Marketing Fee"). The Power Marketing Fee shall be equal to eight thousand three hundred and thirty-three dollars ($8,333.00) per month, escalated at the beginning of each calendar year by CPI.

                  3.2 Renegotiation of Power Marketing Fee - Within ninety (90) days prior to the beginning of the fourth Annual Period, Marketer or Mesquite may request in writing a redetermination of the Power Marketing Fee. Following the receipt of such request, Marketer and Mesquite shall negotiate in good faith to attempt to mutually agree upon a revised Marketing Fee, taking into consideration, among other things, any changes in (a) the staffing and costs associated with providing the marketing services under this Agreement (including the ability of the staff assigned to administering this Agreement to also provide similar services to sales of Power under other power marketing arrangements with Affiliates of Mesquite) and (b) the risks that Marketer assumes in purchasing the Power and other services under this Agreement. If the Parties are unable to mutually agree upon a revised Power Marketing Fee, then Mesquite shall have the right to terminate this Agreement at the beginning of the fourth Annual Period upon providing Marketer written notice on or before the beginning of the fourth Annual Period. Marketer agrees to (a) continue to market the Power under the terms of this Agreement and (b) to provide transitional support to any replacement marketer of the Power, in each case, for a period of up to three (3) months following the termination of this Agreement if requested by Mesquite.

                  3.3 Offset Right - Marketer shall be entitled to offset (a) the Power Marketing Fee against (b) any obligation of Marketer to make payments under this Agreement.

                                   ARTICLE IV
                               OPERATIONAL MATTERS

                  4.1      Provision of Information - RESERVED

                  4.2 Dispatch and Scheduling Services - Marketer shall be responsible for and shall make all arrangements necessary to receive the Power from the Facility under the Camden Transaction Confirmation, obtaining any necessary approvals, including entering into any transmission contracts with the Transmitting Utility downstream from the Delivery Point and administering such agreements, including all dispatch and scheduling coordination with PJM.

                  4.3 Reliability Guidelines - Marketer is responsible for adhering to accepted electric industry practice and specifically adhere to the applicable operating policies, criteria and/or guidelines of PJM and any regional, subregional or interconnecting utility requirements.

                                    ARTICLE V
                                TERM OF AGREEMENT

                  5.1 Primary Term - This Agreement shall become effective on the Effective Date (as defined in the Camden Transaction Confirmation and defined hereinafter as the "Effective Date") and shall continue in full force and effect until and including March 5, 2013, unless earlier terminated pursuant to another provision in this Agreement. Notwithstanding anything herein to the contrary, after December 31, 2003, this Agreement may be terminated by Mesquite upon thirty (30) days' written notice to Marketer.

                  5.2 Extension - This Agreement shall remain in full force and effect from year to year after the primary term, unless and until terminated by either Party upon giving six (6) months' prior written notice to the other Party.

                                   ARTICLE VI
                               BILLING AND PAYMENT

                  6.1 Statements - On or before the tenth (10th) day of each month, Marketer shall render to Mesquite a statement setting forth a calculation of Power Revenues and Power Costs for the preceding month and the amounts owed to or by Marketer pursuant to Section 6.2 of this Agreement with respect to the preceding month. Within five (5) days following receipt of such statement, Mesquite shall provide Marketer any objections thereto.

                  6.2 Payments - If Power Revenues for a month exceed Power Costs for a month, Marketer shall pay Mesquite an amount equal to such excess. If Power Costs for a month exceed Power Revenues for a month, Mesquite shall pay Marketer an amount equal to such excess. The Payment Due Date for such payments is the fifth (5th) business day after receipt of the invoice. If payment is not made by the Payment Due Date, interest shall be due on the unpaid balance from the Payment Due Date until the date paid. Interest shall accrue on each calendar day at the Interest Rate. Notwithstanding the above, if Marketer is not paid for the resale of the Power sold pursuant to Section 2.2 within thirty (30) days after the payment by Marketer for such Power, then Marketer shall be reimbursed for such unpaid amounts or shall be entitled to offset such unpaid amounts against amounts owed under this Agreement.

                  6.3 Disputed Payments - If any portion of a statement is in dispute, then the undisputed amount of the invoice shall be paid when due. The Party disputing payment shall provide the other Party formal written notice of the amount in dispute and a detailed description of the specific basis of the dispute. Upon determination of the correct amount, any amount due shall be promptly paid (but in any event, within thirty (30) days of the resolution of the dispute) after such determination with interest calculated at the Interest Rate from the Payment Due Date to the date the payment is made. Acceptance of a partial payment shall not be deemed (i) a release or (ii) waiver of Mesquite's rights under Section 6.4.

                  6.4 Audit - Each Party or any third-party representative of a Party may, at its sole expense and during normal working hours, examine the records of the other Party to the extent reasonably necessary to verify the accuracy of any statement, charge or computation made pursuant to the provisions of this Agreement. No adjustments shall be made after the lapse of one (1) year from the rendition of such statement, charge or computation. This Section 6.4 will survive any termination of this Agreement for a period of one (1) year from the date of such termination for the purpose of such statement and payment adjustments. Payment together with interest at the Interest Rate shall be made to correct any inaccuracy within thirty (30) days after discovery.

                                   ARTICLE VII
                                  FORCE MAJEURE

                  7.1 Suspension of Receipt and Delivery Obligations - If a Party is rendered unable, wholly or in part, by Force Majeure to perform obligations under this Agreement, other than the obligation to make payments when due, it is agreed that the performance of the respective obligations of the Party under this Agreement, so far as they are affected by Force Majeure, shall be excused and suspended from the inception of any such inability until it is corrected, but for no longer period. The Party claiming such inability shall give notice thereof to the other Party as soon as practicable after the occurrence of the Force Majeure. Such notice may be given orally or in writing, but, if given orally, it shall be promptly confirmed in writing, giving reasonably full particulars. Such inability shall be promptly corrected to the extent it may be corrected through the exercise of reasonable diligence by the Party claiming inability by reason of Force Majeure.

                  7.2 Liability During Force Majeure - Neither Party shall be liable to the other for any losses or damages, regardless of the nature thereof and however occurring, whether such losses or damages be direct or indirect, immediate or remote, by reason of, caused by, arising out of or in any way attributable to suspension of the performance of any obligation of either Party to the extent that such suspension occurs because a Party is rendered unable, wholly or in part, by Force Majeure to perform its obligations.

                  7.3 Definition of Force Majeure - The term "Force Majeure" as used herein shall mean, cover and include acts of God, epidemics, landslides, hurricanes, floods, washouts, lightning, earthquakes, storms, perils of the sea, hurricane or storm warnings (to the extent that such warnings cause an evacuation of facilities and restrict service under this Agreement), restraints of any court or governmental or regulatory authorities, acts of civil disorder, acts of industrial disorder which are part of a national or regional strike or labor dispute, accidents to any transmission facilities, freezing of facilities or other equipment, necessities for making repairs or alterations to machinery or equipment, the failure of any governmental authority to grant or renew authorizations to permit Marketer to resell Power under this Agreement, or any cause, whether of the kind enumerated in this Agreement or otherwise, that in the event of each of the above described events or circumstances (a) restricts or prevents performance under this Agreement, (b) is not reasonably within the control of the party claiming suspension and (c) by the exercise of due diligence, such party is unable to prevent or overcome; provided, however, the settlement of any labor dispute shall be within the sole discretion of the Party to this Agreement involved in such labor dispute, and the above requirement that an inability shall be corrected with reasonable diligence shall not apply to labor disputes.

                  7.4 Termination - If a Force Majeure event continues for a period of ninety (90) consecutive days, then the Parties will discuss the anticipated length of the Force Majeure event and steps, if any, that are being taken to resolve the Force Majeure event. If, despite these efforts, the Parties are unable to resolve the Force Majeure event, then the Party which did not claim such Force Majeure may at any time thereafter terminate this Agreement upon thirty (30) days' prior written notice provided to the other Party to the extent the Force Majeure event has not been corrected prior to the expiration of such notice period; provided that Marketer will not terminate this Agreement pursuant to this Section 7.4 so long as Marketer is being paid the Power Marketing Fee pursuant to Section 3.1 hereof.

                                  ARTICLE VIII
                                   ARBITRATION

                  8.1 Submission of Dispute for Arbitration - Any controversy pertaining to matters expressly made subject to arbitration under this Agreement shall be determined in accordance with the rules of the American Arbitration Association by a board of arbitration, consisting of three (3) members, upon notice of submission given by either Party, which notice shall also name one (1) arbitrator. The Party receiving such notice, shall, by notice to the other Party within ten (10) days thereafter, name the second arbitrator, or failing to do so, the Party giving notice of submission shall name the second arbitrator. The two (2) arbitrators so appointed shall name a third arbitrator, or, failing to do so within ten (10) days, the third arbitrator shall be appointed by the person who is the senior (in terms of service) actively sitting judge of the United States District Court for the Southern District of Texas.

                  8.2 Qualifications of Arbitrators - The arbitrators shall be qualified by education, experience and training in the electric industry to decide upon the particular question in dispute.

                  8.3 Arbitration Proceedings - The arbitrators so appointed, after giving the Parties due notice of the date of a hearing and reasonable opportunity to be heard, shall promptly hear the controversy in Houston, Texas and shall thereafter render their decision determining said controversy no later than ninety (90) days after such board has been appointed. Any decision requires the support of a majority of the arbitrators. If the board of arbitration is unable to reach such decision, new arbitrators will be named and shall act hereunder, at the request of either Party, in a like manner as if none had been previously named. After the presentation of evidence has been concluded, each Party shall submit to the arbitrators a final offer of its proposed resolution of the dispute. The arbitrators shall approve the final offer of one Party, without modification and reject that of the other. In considering the evidence and deciding which final offer to approve, the arbitrators shall be bound by the criteria described in the applicable section of this Agreement.

                  8.4 Arbitrator's Decision - The decision of the arbitrators shall be rendered in writing and supported by written reasons. The decision of the arbitrators shall be final and binding upon the Parties and will be complied with by the Parties. The decision of the arbitrators shall be kept confidential in accordance with Section 11.1 of this Agreement. Each Party shall bear the expenses of its chosen arbitrator, and the expenses of the third arbitrator shall be borne equally by the Parties. Each Party shall bear the compensation and expenses of its legal counsel, witnesses and employees.

                                   ARTICLE IX
                                     DEFAULT

                  9.1 Default Remedies - If an Event of Default shall occur, then the non-defaulting Party may (a) except to the extent such remedy is limited in this Agreement, exercise any remedy it may have at law, in equity or as provided in this Agreement, (b) in addition to its other remedies, elect to terminate this Agreement in accordance with this Section 9.1 or (c) in the case of Marketer's failure (i) to pay in accordance with Section 9.2(a) and (ii) to provide reasonable assurances that it will be able to make payments under this Agreement for future periods, Mesquite may terminate this Agreement upon thirty
(30) days' prior written notice. Prior to exercising any right to terminate this Agreement, the non-defaulting Party shall provide the defaulting Party written notice of the Event of Default.

                  9.2 Events of Default - An "Event of Default" shall mean:

                      (a) Failure to Pay - The failure of either Party to make payments in full and when due pursuant to this Agreement, which failure is not cured within twenty (20) days after written notice of such default by the non-defaulting Party to the defaulting Party;

                      (b) Failure to Perform - Except with respect to the payment of amounts owed under this Agreement which is governed by Section 9.2(a), the failure of either Party to perform any of its material obligations under this Agreement and such failure is not cured within forty-five (45) days after written notice thereof by the non-defaulting Party provided to the defaulting Party specifying the failure; provided that if the nature of the failure is such that the Event of Default cannot be cured within such forty-five
(45) Day period and if the defaulting Party has commenced and is diligently pursuing such cure, such period shall be extended for such further period not to exceed three (3) months after the notice of the default, as shall be necessary for non-defaulting Party to cure the failure;

                      (c) Voluntary Bankruptcy - Either Party files for voluntary bankruptcy or similar proceedings; or

                      (d) Involuntary Bankruptcy - Either Party has filed against it involuntary bankruptcy or similar proceedings and such proceedings are not dismissed or stayed within ninety (90) days; provided, however, that the events described in (c) and (d) of this Section 9.2 of this Agreement shall not constitute an Event of Default if the debtor in possession, trustee, or other party exercising control over the assets of the party in default affirms this Agreement within a reasonable period of time and provides evidence reasonably satisfactory to the non-defaulting Party, of the ability to continue the performance of the defaulting party's obligations under this Agreement.

                                    ARTICLE X
                                REGULATORY BODIES

                  10.1 Laws and Regulations - This Agreement shall be subject to all valid applicable governmental laws and orders, regulatory authorizations, directives, rules and regulations of any governmental body or official having jurisdiction over the Parties, the Power or this Agreement or any provision thereof or any Transaction under this Agreement; but nothing contained herein shall be construed as a waiver of any right to question or contest any such law, order, rule or regulation in any forum having jurisdiction. The rights and obligations of the Parties associated with the purchase and sale of Power shall not be effective until all Regulatory Approvals have been obtained; provided, however, that if Regulatory Approvals are not issued by applicable governmental authorities by the effective date of any Transaction, either Party may terminate such Transaction without further obligation or liability to the other Party.

                  10.2 Reliance on Law - The Parties are entitled to act in accordance with a law until such law is amended, reversed or otherwise disposed in a final nonappealable order.

                  10.3 Cooperation - The Parties shall cooperate to ensure compliance with all governmental regulation, including obtaining and maintaining all necessary regulatory authorizations or any reasonable exchange or provision of information needed for filing or reporting requirements. Without limiting the above, Marketer represents that it has all Regulatory Approvals that are required on the date of this Agreement to purchase and sell the Power pursuant to the terms of this Agreement, except to the extent that the failure to have obtained and maintained such Regulatory Approval could not reasonably be expected to have a material adverse effect on Marketer or its ability to perform its obligations under this Agreement. Marketer covenants that it will use all commercially reasonable efforts to maintain such Regulatory Approvals for the term of this Agreement and to obtain and maintain any additional Regulatory Approvals that may be imposed following the date of this Agreement.

                  10.4 Changes in Law or Regulation - If any federal or state statute or regulation or order by a court of law or regulatory authority directly or indirectly (a) prohibits performance under this Agreement, (b) makes such performance illegal or impossible or (c) effects a change in a substantive provision of this Agreement which has a significant material adverse impact upon the ability of either Party to perform its obligations under this Agreement, then the Parties will use all reasonable efforts to revise this Agreement so that (a) performance under this Agreement is no longer prohibited, illegal, impossible or is no longer impacted in a material adverse fashion, and (b) this Agreement is revised in a manner that preserves, to the maximum extent possible, the respective positions of the Parties. Each Party will provide reasonable and prompt notice to the other Party as to any proposed law, regulations or any regulatory proceedings or actions that could affect the rights and obligations of the Parties. If the Parties are unable to revise this Agreement in accordance with the above, then the Party whose performance is rendered prohibited, illegal, impossible or is impacted in a material adverse manner shall have the right, at its sole discretion, to suspend or terminate this Agreement upon forty-five (45) days' prior written notice to the other Party.

                                   ARTICLE XI
                                  MISCELLANEOUS

                  11.1 Confidentiality - Except as required to be disclosed to Lenders and potential Lenders, Marketer and Mesquite agree to maintain the confidentiality of this Agreement and each of the terms and conditions hereof and any information provided pursuant to this Agreement, including, without limitation, the information set forth in Section 4.1, and Marketer and Mesquite agree not to divulge same to any third party except to the extent, and only to the extent required by law, court order or the order or regulation of an administrative agency having jurisdiction over Mesquite and Marketer, or the subject matter of this Agreement. If required to be disclosed, then the Party subject to the disclosure requirement shall (a) notify the other Party immediately and (b) cooperate to the fullest extent in seeking whatever confidential status may be available to protect any material so disclosed. The Parties shall be entitled to all remedies available at law or in equity to enforce or seek relief in connection with the confidentiality obligation.

                  11.2 Limitation of Liability - Unless expressly provided for in this Agreement, the Parties waive any and all rights, claims, or causes of action arising under this Agreement for incidental, consequential, exemplary, tortious or punitive damages. Any damages resulting from a breach of this Agreement by either Party shall be limited to actual damages incurred by the Party claiming damages.

                  11.3 Third-Party Beneficiaries - Neither Mesquite nor Marketer intend for the provisions of this Agreement to benefit any third party. No third party shall have any right to enforce the terms of this Agreement against Mesquite or Marketer.

                  11.4 Authorizations - The Parties represent that they have all requisite corporate and governmental authorizations necessary or proper to perform their obligations hereunder. The Parties agree that in no event shall Marketer be required to make any sale of Power to any party that would subject Marketer and/or its Affiliates to regulation under the Public Utility Holding Company Act of 1935, 15 U.S.C. Section Section 79-79z-6.

                  11.5 Recording of Transaction - The Parties agree that (i) each may electronically record all telephone conversations between them relating to any Transaction, (ii) each waives any further notice of such monitoring or recording, and agrees to notify its officers and employees of such monitoring or recording and to obtain any necessary consent of such officers and employees and an electric recording of the oral agreement of the Parties may be used as evidence of the terms to be set forth in a PJM Contract or a Bilateral Contract. A Party may only take direction from a person or persons designated from time to time in writing as having such authority.

                  11.6 Waiver of Default - No waiver by Mesquite or Marketer of any default of the other under this Agreement shall operate as a waiver of any future default, whether of a like or different character.

                  11.7 Notices - Except as otherwise expressly provided in this Agreement, every notice, request, statement and invoice provided in this Agreement shall be in writing directed to the Party to whom given, made or delivered at such Party's address as follows:

MESQUITE:

MESQUITE INVESTORS, L.L.C.
1001 Louisiana Street
Houston, Texas 77002
Attention:  John Harrison

MARKETER:

EL PASO MERCHANT ENERGY, L.P.
1001 Louisiana Street
Houston, Texas 77002
Attention:  Vice President of Trading

Either Mesquite or Marketer may change one or more of its addresses for receiving invoices, statements, notices and payments by notifying the other in the manner as provided above. All written notices, requests, statements and invoices shall be considered transmitted at the time of delivery, if hand delivered, or, if delivered by mail, on the next working day after mailing; if transmitted by telephone or other oral means or by telecopy or other form of electronic or telegraphic communication, all such notices shall be considered transmitted at the time of oral communication or at the time the telecopy or other form of electronic or telegraphic communication was sent.

                  11.8 Choice of Law - THE PARTIES AGREE THAT THE INTERNAL LAWS OF THE STATE OF TEXAS SHALL CONTROL CONSTRUCTION, INTERPRETATION, VALIDITY AND/OR ENFORCEMENT OF THIS AGREEMENT, WITHOUT GIVING EFFECT TO ANY CONFLICTS OF LAW PROVISIONS OF SUCH STATE.

                  11.9 Assignment - No Party may assign this Agreement without the written consent of the other Party, which shall not be unreasonably withheld or delayed (it being acknowledged that Mesquite may withhold such consent to any proposed assignee of Marketer that does not have material power marketing experience); provided that either Party may assign this Agreement to an Affiliate without the prior written consent of the other Party; provided that with regard to Marketer any assignment to an Affiliate shall be limited to an Affiliate that has all necessary Regulatory Approvals to perform the obligations under this Agreement and has experience (or whose employees have experience) in marketing power. All provisions of this Agreement shall extend to and be binding on the successors and assigns of the Parties insofar as applicable to the rights and obligations succeeded to or assigned, but no succession or assignment shall relieve the assigning or succeeded to Party of its obligations without the written consent of the other Party, which consent shall not be unreasonably withheld or delayed. Nothing in this Section 11.9 prevents either Party from pledging or mortgaging all or any part of such Party's property as security.

                  11.10 Entire Agreement - The terms and conditions contained in this Agreement (along with any PJM Contracts and Bilateral Contracts entered into pursuant to Sections 2.2 and 2.3, schedules or other agreements entered into to document the Parties' agreement as to Transactions) constitute the full and complete agreement between the Parties, and any change to be made must be submitted in writing and agreed to by both Parties.

                  11.11 Severability - Except as otherwise stated herein, any article or section declared or rendered unlawful by a court of law or regulatory authority with jurisdiction over the Parties or deemed unlawful because of a statutory change will not otherwise affect the lawful obligations that arise under this Agreement.

                  11.12 Enforceability - Each Party represents that it has all necessary power and authority to enter into and perform its obligations under this Agreement and that this Agreement constitutes a legal, valid and binding obligation of that Party enforceable against it in accordance with its terms, except as such enforceability may be affected by any bankruptcy law or the application of principles of equity.

                  IN WITNESS WHEREOF, this Agreement is executed in multiple counterparts, each of which is an original, as of the date first written above.


                                        MESQUITE INVESTORS, L. L.C.

                                        By: El Paso Chaparral Management, L.P.
                                            its Manager


                                            By:
                                               ---------------------------------
                                                       Clark C. Smith
                                                         President


                                        EL PASO MERCHANT ENERGY, L.P.

                                        By:
                                           -------------------------------------
                                           Name:  Timothy D. Bourn
                                           Title: Senior Vice-President

                                    EXHIBIT A
                         DEFINITIONS AND INTERPRETATIONS

                  Section 1.1 Definitions - The following capitalized terms shall have the following meanings when used in this Agreement, unless the context otherwise requires:

                  "Affiliate" means, with respect to any person, any other person (other than an individual) that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such person. For purposes of the foregoing definition, "control" means the direct or indirect ownership of more than fifty percent (50%) of the outstanding capital stock or other equity interests having ordinary voting power.

                  "Ancillary Services" means those ancillary services that are described in the rules and regulations of PJM or the Open Access Transmission Tariff of PSE&G, as filed with FERC.

                  "Annual Period" means the one (1) year period commencing on January 1 of each year; provided, however, that the first Annual Period shall commence on the Effective Date and the last Annual Period shall end on the last day of the term of this Agreement.

                  "Bilateral Contract" means a unit contingent contract (i.e. a contract tied specifically to the Power of the Facility) to be entered into between Marketer and a third party to sell a specifically determined or determinable portion of the Power.

                  "Camden Capacity Supply Agreement" means the Camden Capacity Supply Agreement, dated as of the date hereof, by and between Company and Marketer.

                  "Camden Transaction Confirmation" means the Camden Power Purchase/Sale Transaction Confirmation, dated as of the date hereof, by and between Company and Marketer.

                  "Capacity" means the maximum dependable load carrying ability in Kilowatts of the Facility (exclusive of capacity required for use at the Facility), as determined pursuant to the PJM Agreement.

                  "Company" means Camden Cogen L.P.

                  "CPI" means the "Consumer Price Index" for all Items for the Houston Metropolitan Area, as published monthly in the "Monthly Labor Review" of the Bureau of Labor Statistics of the United States Department of Labor. If at any time the Consumer Price Index is no longer used, the term "CPI" shall mean an index comparable to the Consumer Price Index and published by the Bureau of Labor Statistics of the United States of Labor.

                  "Delivery Point" means the existing point of physical connection of the Facility to the PSE&G 230-Kv transmission system, as more fully described in the Interconnection Agreement.

                  "Effective Date" shall have the meaning set forth in Section 5.1.

                  "Energy" means the power produced in the form of electricity, measured in kilowatt hours or megawatt hours, or as otherwise defined in the PJM Agreement.

                  "Event of Default" shall have the meaning set forth in Section 9.2.

                  "Facility" shall have the meaning set forth in the first recital to this Agreement.

                  "FERC" means the Federal Energy Regulatory Commission or any regulatory agency succeeding to substantially all of the authority of the Federal Energy Regulatory Commission with respect to electric service.

                   "Force Majeure" shall have the meaning set forth in Section 7.3.

                  "Interconnection Agreement" means the Interconnection Agreement, dated as of May 23, 2001, by and between Company and PSE&G.

                   "Interest Rate" means the then current prime rate of interest published by Chase Manhattan Bank, N.A. plus 2.0%.

                  "Lenders" means any financial institutions or other lenders that provide capital to Mesquite in connection with a financing or refinancing.

                  "Long-Term Bilateral Contract" shall have the meaning set forth in Section 2.3.

                  "Marketer" means El Paso Merchant Energy, L.P.

                  "Mesquite" means Mesquite Investors, L.L.C.

                  "Payment Due Date" has the meaning given in Section 6.2.

                  "PJM" means the PJM Interconnection, L.L.C. or any successor to the functions thereof.

                  "PJM Agreement" means the PJM Operating Agreement governing PJM dated June 2,1997, as amended December 31, 1997, as in effect form time to time, together with all amendments or supplements thereto.

                  "PJM Contracts" shall have the meaning set forth in Section
2.2.

                  "Power" means all of the electric products of the Facility (including, without limitation, Energy, Capacity and Ancillary Services, and electric products of other power pools) supplied to Marketer by Company pursuant to the Camden Transaction Confirmation and the Camden Capacity Supply Agreement.

                  "Power Costs" shall have the meaning set forth in Section 2.3.

                  "Power Marketing Fee" shall have the meaning set forth in
Section 3.1.

                  "Power Revenues" shall have the meaning set forth in Section 2.3.

                  "PSE&G" means Public Service Electric and Gas Company.

                  "Regulatory Approvals" means, for any Transaction, all applicable state and federal regulatory authorizations, consents, or approvals required for the Transaction to occur.

                  "Short-Term Bilateral Contract" shall have the meaning set forth in Section 2.3.

                  "Transaction" means a particular, specifically agreed to sale of Power to be performed under this Agreement, as evidenced by a PJM Contract or a Bilateral Contract.

                   "Transmitting Utility" means any transmission company that receives and transmits the Power at or downstream of the Delivery Point.

                  1.2 Interpretations. Unless expressly provided for elsewhere in this Agreement, this Agreement shall be interpreted in accordance with the following provisions:

                  (a) Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine, or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa.

                  (b) If a word or phrase is defined, its other grammatical forms have a corresponding meaning.

                  (c) A reference to a person, corporation, trust, partnership, or other entity includes any of them.

                  (d) The headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

                  (e) All references in this Agreement to articles, sections or subdivisions thereof shall refer to the corresponding article, section or subdivision thereof of this Agreement unless specific reference is made to such articles, sections, or subdivisions of another document or instrument.

                  (f) A reference to any agreement or document (including without limitation a reference to this Agreement) is to the agreement or document as amended, varied, supplemented, novated or replaced, except to the extent prohibited by this Agreement or that other agreement or document.

                  (g) No waiver by either Party of any default by the other Party in the performance of any provision, condition or requirement herein shall be deemed to be a waiver of, or in any manner release the other Party from, performance of any other provision, condition or requirement herein, nor shall such waiver be deemed to be a waiver of, or in any manner a release of, the other Party from future performance of the same provision, condition or requirement. Any delay or omission of either Party to exercise any right hereunder shall not impair the exercise of any such right, or any like right, accruing to it thereafter. The failure of either Party to perform its obligations hereunder shall not release the other Party from the performance of such obligations.

                  (h) A reference to any party to this Agreement or another agreement or document includes the party's successors and assigns.

                  (i) A reference to legislation or to a provision of legislation includes a modification or reenactment of it, a legislative provision substituted for it and a regulation or statutory instrument issued under it.

                  (j) A reference to writing includes a facsimile transmission and any means of reproducing words in a tangible and permanently visible form.

                  (k) The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, subsection, schedule and exhibit references are to this Agreement unless otherwise specified.